

GAMCO
ASSET MANAGEMENT

One Corporate Center
Rye, NY 10580-1422
t 914.921.7733
f 914.921.5384
e gmaldonado@gabelli.com

March 20, 2018

Mr. Marc Goldstein
Head of US Research
Institutional Shareholder Services
702 King Farm Blvd., Suite 400
Rockville, MD 20850

Dear Marc:

In response to ISS's commentary we would like to provide the math that underscores our proposal.

Class Outstanding	Number Outstanding	% of Total Outstanding
Class A	287,440,099	88.41%
Class B	37,669,203	11.59%
Total A&B	325,109,302	100%

According to the by-laws, the Class B shares would terminate if their ownership was less than 10% of the combined. Therefore, the math that we are pursuing is to ask for 1% reduction in the B shares or approximately 376,000 shares.

Below is the table that would underscore that the control group would still have their B shares outstanding.

	Class A Common Stock		Class B Common Stock	
Name	Number Of Shares Beneficially Owned [(1) (2)]	Percent Of Class	Number Of Shares Beneficially Owned [(3)]	Percent Of Class
Rick Beckwitt	1,299,337	*	23,222	*
Irving Bolotin	32,503	*	3,994	*
Steven L. Gerard	38,652	*	1,584	*
Tig Gilliam	24,119	*	432	*
Bruce Gross	507,780	*	73,347	*
Sherrill W. Hudson	30,000	*	5,650	*
Jonathan M. Jaffe	646,364	*	47,612	*
Sidney Lapidus	130,159	*	43,347	*
Teri McClure	16,253	*	275	*
Stuart Miller[(4)]	1,594,826	*	21,865,066	58.0%
Armando Olivera	9,617	*	142	*
Donna Shalala	6,871	*	132	*
Jeffrey Sonnenfeld	32,072	*	591	*
Scott Stowell	547,965	*	10,623	*
Mark Sustana	65,720	*	3,814	*
All current directors and executive officers as a group (18 persons)[(5)]	5,623,040	2.0%	22,100,702	58.7%

1



GAMCO
ASSET MANAGEMENT

One Corporate Center
Rye, NY 10580-1422
t 914.921.7733
f 914.921.5384
e gmaldonado@gabelli.com

Therefore, the benefit would be a reduction in the B shares outstanding allowing those shareholders to narrow the spread between the voting stock, which is a superior asset, and the lower voting shares.

The incremental increase to the family ownership would have it going from 58% of the Class B vote to 58.6% of the Class B vote.

The company could pursue another stock dividend in the form of B shares to all, further permitting increased liquidity for both classes. Also, shareholders might submit a proposal to alter the 10% threshold of "B" shares to the total outstanding to where "B" shares would have to own less than 20% of combined "A" and "B" shares outstanding before "B" converts to "A".

One other observation, we find it inconsistent of ISS to preach for shareholder fairness and for the elimination of dual class shares. Indeed, GAMCO favors a 15% to 20% premium for existing holders of superior voting shares to convert to one class. However, we are not taking that position at this time.

We look forward to discussing your thinking behind your math.

Sincerely,

George Maldonado

Director of Proxy Voting Services